Exhibit (d)(4)

EXECUTION COPY

NEW MOUNTAIN PARTNERS III, L.P.

787 SEVENTH AVENUE

49TH FLOOR

NEW YORK, NEW YORK 10019

November 1, 2012

RP Crown Parent, LLC

c/o New Mountain Capital, L.L.C.

787 Seventh Avenue

49th Floor

New York, New York 10019

Re:	Equity Financing Commitment

Ladies and Gentlemen:

Reference is hereby made to the Agreement and Plan of Merger (as it may be amended or otherwise modified from time to time, the “Merger Agreement”), dated as of date hereof, by and between RP Crown Parent, LLC, a Delaware limited liability company (“Parent”), RP Crown Acquisition Sub, LLC, a Delaware limited liability company (“Merger Sub”), and JDA Software Group, Inc., a Delaware corporation (the “Company”), pursuant to which Merger Sub will make a tender offer (as it may be amended from time to time as permitted under the Merger Agreement, the “Offer”) to purchase all the outstanding Shares at the Offer Price, net to the seller thereof in cash, and, regardless of whether or not the Offer is completed, will merge with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”), all on the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

This letter agreement sets forth the commitment of New Mountain Partners III, L.P., a Delaware limited partnership (“Investor”), subject to and on the terms and conditions contained herein, to contribute, or cause to be contributed, directly or indirectly, to Parent the Commitment Amount (as defined below) in connection with the consummation of the transactions contemplated by the Merger Agreement (the “Transactions”).

1. Commitment. Investor hereby commits (the “Commitment”), subject to and on the terms and conditions set forth herein, that Investor shall purchase or cause to be purchased, directly or indirectly, through one or more intermediate entities, from Parent membership units or other equity interests of Parent for an aggregate purchase price equal to $342 million (such amount as may be reduced as provided below, the “Commitment Amount”), which Commitment Amount shall be used by Parent solely (i) for the purpose of allowing Parent and/or Merger Sub to fund a portion of the aggregate Offer Price payable upon closing of the Offer or the aggregate Merger Consideration payable upon consummation of the Merger, as applicable, to refinance, repay and/or discharge existing Indebtedness of the Company and to pay related fees and expenses, in each case pursuant to and in accordance with the Merger

Agreement and (ii) to pay fees and expenses incurred by Parent or Merger Sub pursuant to the terms of the Merger Agreement (the “Merger Agreement Expenses” and, together with the amounts contemplated by clause (i) above, the “Transaction Payments”). Investor agrees that (x) the portion of the Committed Amount contemplated by clause (i) above shall be purchased at or prior to the earlier of the Offer Closing and Merger Closing, as applicable, and (y) the portion of the Committed Amount contemplated by clause (ii) above shall be purchased as such fees and expenses become due and payable. In no event shall Investor be obligated, directly or indirectly, to contribute to, purchase equity of, or otherwise provide funds to, Parent or any of its Affiliates in any amount in excess of the Commitment Amount. The Commitment Amount to be funded under this letter agreement may be reduced on a dollar-for-dollar basis, in a manner specified by Investor, if Parent and Merger Sub do not require (as determined at the Offer Closing or the Merger Closing, as applicable) the full Commitment Amount to pay the Transaction Payments, including if additional funding is actually received pursuant to the Debt Financing or if equity funding is actually received by Parent from another Person (to the extent permitted in accordance with Section 4).

2. Conditions. Investor’s obligation to fund the Commitment shall be subject to the execution and delivery of the Merger Agreement by the Company. Except with respect to the Merger Agreement Expenses, Investor’s obligation to fund the Commitment shall also be subject to (a) (i) if the Offer Closing shall occur prior to the Merger Closing, the satisfaction of all of the Offer Conditions or (ii) if an Offer Termination shall have occurred, the satisfaction of all of the conditions set forth in Sections 9.1 and 9.2 of the Merger Agreement (other than any conditions that by their terms are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver of any such conditions), and (c) the Debt Financing (or, if Alternative Financing has been obtained in accordance with Section 8.11 of the Merger Agreement, such Alternative Financing) has been funded in accordance with the terms thereof or would be funded in accordance with the terms thereof at the earlier of the Offer Closing or the Merger Closing if the Commitment were to be funded substantially concurrently.

3. Third Party Beneficiaries. This letter agreement may be relied upon only by the parties hereto; provided, however that the Company is an express third-party beneficiary hereof; provided further, however, that the Company shall only be able to enforce its right to cause Investor to fund the Commitment pursuant to Section 1 if required pursuant to an order of specific performance in accordance with the provisions of Section 11.9(a) of the Merger Agreement. Except as set forth in the preceding sentence, and as set forth in Section 9 with respect to Related Parties, nothing set forth in this letter agreement, express or implied, is intended or shall be construed to confer upon or give to any Person other than Parent any rights, benefits or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the Commitment or any provision of this letter agreement.

4. No Modification; Entire Agreement. This letter agreement may not be amended or modified without the prior written consent of Parent, Investor and the Company. Together with the Merger Agreement, the limited guarantee delivered by Investor to the Company concurrently with the execution and delivery of this letter agreement related to certain of Parent’s and Merger Sub’s obligations under the Merger Agreement (the “Limited Guarantee”) and the Confidentiality Agreement, this letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between Investor or any of its Affiliates and any other Person with respect to the subject matter and transactions contemplated hereby. Neither this letter agreement nor any of the rights, interests or obligations hereunder may be assigned by Parent, Merger Sub, the Company or Investor; provided that (i) Investor may allocate all or any portion of the Commitment to Investor’s limited partners or Affiliates, or to any other equity co-investors so long as the assignee executes an equity commitment letter substantially consistent with the form of this letter agreement and (ii) Parent shall be entitled to assign its rights and obligations hereunder to a wholly-owned (direct or indirect) Subsidiary of Parent or any of its Affiliates (including Ruby and any wholly-owned (direct or indirect) Subsidiary of Ruby); and provided, further that no such allocation or assignment shall relieve Investor or Parent, as applicable, from any of its obligations hereunder (including in the case of Investor its obligation to fund the Commitment in accordance with the terms of this letter agreement). Subject to the preceding sentence, this letter agreement will be binding upon, and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Any transfer or assignment in violation of the preceding sentence shall be null and void.

5. Confidentiality. Other than as required by applicable Law or the rules of any national securities exchange, each of the parties hereto agrees that this letter agreement shall be treated as confidential and it will not, nor will it permit its Affiliates or representatives to, use, circulate, quote or otherwise refer to this letter agreement in any document or disclose to any Person the contents of this letter agreement; provided that this letter agreement may be disclosed (i) to such party’s Affiliates, limited partners, members, managers, directors, employees, agents and advisors (collectively, “Representatives”) in connection with the Transactions and (ii) by the Company to its Representatives, provided that the Company’s Representatives are instructed to maintain the confidentiality of this letter agreement in accordance with this Section 5. Without limiting the foregoing, Parent, Investor and the Company shall have the right to make such disclosure (i) in connection with the enforcement of this letter agreement, the Merger Agreement or the Limited Guarantee and (ii) to the extent required by the Securities Act, the Exchange Act, the SEC or in connection with any SEC filings or by any Governmental Entity having jurisdiction over such party or its Affiliates or Representatives, as applicable, and such Person shall not be required to provide notice of or obtain consent prior to any such disclosure.

6. Governing Law. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed and delivered in and to be performed in that State, without regard to any applicable conflicts of law provisions (except to the extent that mandatory provisions of federal law apply). The parties hereto hereby (a) submit to the exclusive jurisdiction of the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, any court of the State of Delaware or the United States District Court for the District of the State of Delaware) for the purpose of any Legal Proceeding arising out of or relating to this letter agreement or any of the transactions contemplated hereby, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Legal Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Legal Proceeding is brought in an inconvenient forum, that the venue of the Legal Proceeding is improper, or that this letter agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

7. Waiver of Jury Trial. Each party hereto hereby waives and each third party beneficiary shall waive to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any Legal Proceeding directly or indirectly arising out of, under or in connection with or relating to this letter agreement or the other transactions contemplated hereby. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other party have been induced to enter into this letter agreement, by, among other things, the mutual waivers and certifications in this Section 7.

8. Termination. This letter agreement and Investor’s obligation to fund the Commitment Amount shall automatically and immediately terminate on the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms (unless the Company shall have previously commenced an action pursuant to the first sentence of Section 3 hereof, in which case this letter agreement shall terminate upon the final, non-appealable resolution of such action and satisfaction by Investor of any obligations finally determined or agreed to be owed by Investor, consistent with the terms hereof), (ii) the earlier of the Offer Closing or Merger Closing and the funding of the Commitment Amount by Investor pursuant to this letter agreement in connection therewith, (iii) the Company or any of its Affiliates accepting payment from Investor under the Limited Guarantee or the occurrence of an event which, by the terms of the Limited Guarantee, is an event which terminates Investor’s obligations or liabilities under the Limited Guarantee, and (iv) the Company or any of its Affiliates, or any Person acting on behalf of the Company or any of its Affiliates, other than Parent, seeking to enforce (or cause Parent to enforce) the Commitment or any provision of this letter agreement other than a claim by the Company pursuant to the terms of this letter agreement.

9. No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter agreement Parent covenants, agrees and acknowledges that no Person other than Investor has any obligation hereunder and that, notwithstanding that Investor may be a partnership or limited liability company, no Person, including Parent or the Company, has any right of recovery under the Commitment or otherwise under this letter agreement or under any document or instrument delivered in connection herewith, or any claim based on, in respect of, or by reason of, the obligations hereunder or their creation, against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, incorporators, agents, representatives, Affiliates, members, managers, general or limited partners or assignees of Investor (collectively, the “Related Parties”) or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate, agent, representative or assignee of any Related Party (including, without limitation, in respect of any liabilities or obligations arising under, or in connection with, the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby or with respect to any Legal Proceeding), whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise; provided that this sentence shall not in any respect limit the Company’s rights (x) as provided for in Section 3 or (y) to assert any Retained Claim (as defined in the Limited Guarantee). Nothing set forth in this letter agreement, express or implied, is intended or shall be construed to confer upon or give to any Person, other than the Company (solely to the extent provided for in Section 3) and Investor, any right, benefit or remedy of any nature whatsoever under or by reason of this letter agreement, provided that the Related Parties may enforce this Section 9.

10. Representations and Warranties. Investor hereby represents and warrants to Parent that (a) it has all limited partnership power and authority to execute, deliver and perform this letter agreement, (b) the execution, delivery and performance of this letter agreement by it has been duly and validly authorized and approved by all necessary limited partnership, corporate or other organizational action by it, (c) this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this letter agreement, (d) the Commitment is less than the maximum amount that it is permitted to invest in any one portfolio investment pursuant to the terms of its constituent documents or otherwise, (e) it has uncalled capital commitments or otherwise has available funds in excess of the sum of the Commitment plus the aggregate amount of all other commitments and obligations it currently has outstanding and (f) the execution, delivery and performance by the undersigned of this letter agreement do not (i) violate the organizational documents of Investor, (ii) violate any applicable Law or judgment or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any Contract to which Investor is a party.

11. Relationship of the Parties. Each party hereto acknowledges and agrees that (a) this letter agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this letter agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise and (b) the obligations of the Investor under this letter agreement are solely contractual and not fiduciary in nature.

12. Counterparts. This letter agreement may be executed in any number of counterparts (including by facsimile transmission), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

NEW MOUNTAIN PARTNERS III, L.P.

By:	New Mountain Investments III, L.L.C.,
its general partner

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

[Signature Page to Equity Commitment Letter]

Agreed and Accepted

RP CROWN PARENT, LLC

By:	RP Crown Holding, LLC,
its Managing Member

By:	/s/ Alok Singh
Name: Alok Singh
Title: President

[Signature Page to Equity Commitment Letter]